

May 30, 2013

Via E-mail
Stacy J. Kanter
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522

>   **Re: Pfizer Inc.**
>   **Schedule TO-I**
>   **Filed May 22, 2013**
>   **File No. 005-60005**

Dear Ms. Kanter:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that the filing fee was calculated based on the market value of shares of Zoetis Inc. Class A common stock to be distributed to Pfizer shareholders. Please provide us with a brief legal analysis that explains whether the calculation is consistent with Exchange Act Rule 0-11, including paragraph (b), which provides that the calculation should be based on the value of the securities to be received by the acquiring person. See also Securities Act Rule 457(f).

Registration Statement on Form S-4 Filed by Zoetis Inc.

Questions and Answers about the Exchange Offer, page iv

How soon will I receive delivery of my Zoetis common stock…, page 10

2.   Refer to the following sentence on page 10: "Following the expiration date of the exchange offer (currently expected to be June 19, 2013), the exchange agent will cause

shares of Zoetis common stock to be credited to you in book-entry form <u>as soon as practicable after</u> acceptance of shares of Pfizer common stock in the exchange offer and determination of the final proration factor, if any." (emphasis added) As another example, refer to the following sentence on page 65: "Zoetis common stock and/or cash in lieu of fractional shares will be transferred to Pfizer stockholders whose shares of Pfizer common stock are accepted in the exchange offer <u>as promptly as practicable after</u> Pfizer's notice and determination of the final proration factor." (emphasis added)   Please advise us how this payment schedule complies with the prompt payment requirement in Exchange Act Rule 14e-1(c). See Exchange Act Release No. 43069 at Section II. D. (July 24, 2000). Please ensure that the disclosure throughout the document is consistent with the rule.

3.   To the extent that compliance with Item 10 of Schedule TO was intended through incorporation by reference alone, please be advised that Instruction 6 to Item 10 of Schedule TO has been interpreted by the Division of Corporation Finance to require that a summary of this financial information be provided pursuant to Item 1010(c) of Regulation M-A. Please revise to include all of the information specified in Item 1010(c) for all of the periods specified in Item 1010(a). See Section I.H, Q & A No. 7, in the Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001, available on our website at: http://www.sec.gov/interps/telephone/phonesupplement3.htm.

The Exchange Offer, page 59

Determination of Validity, page 69

4.   We noticed the disclosure that indicated "Prizer's interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and instructions thereto) will be final and binding." Revise to delete the reference to "final and binding" and affirmatively indicate that Pfizer's determinations and interpretations may be challenged in a court of competent jurisdiction. Please make corresponding revisions to the section that describes the conditions to which the tender offer is subject.

Conditions to Completion of the Exchange Offer, page 73

5.   Refer to the following sentence on page 75: "Pfizer's failure to exercise its rights under any of the above conditions does not represent a waiver of these rights." If an event triggers a listed offer condition, and Pfizer determines to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, Pfizer may be required to extend the offer and circulate new disclosure.   When an offer condition is triggered by events that occur before the expiration of the offer, Pfizer may be required to inform security holders immediately how it intends to proceed, rather than waiting until offer expiration, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm Pfizer's understanding in a response letter. See Exchange Act Rule 13e-4(d)(2).

Exhibit 99.2

6.   Please delete the language in the Instruction Booklet to the Letter of Transmittal requiring the tendering security holder to represent and warrant that the person understands the matters described in the prospectus. The requirement that security holders make representations operates as a disclaimer, waivers of rights, and apparent condition of participation that is inconsistent with the other disclosed terms of the offer and Exchange Act Rule 13e-4(f)(8).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nicholas Panos, Senior Special Counsel, at (202) 551-3266 or me at (202) 551-3317 if you have any questions regarding our comments.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Thomas W. Greenberg, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP